EXHIBIT 11.1


        GULFSTREAM AEROSPACE CORPORATION AND SUBSIDIARIES
            Computation of Earnings per Common Share

              (In thousands, except per share data)
                           (Unaudited)



                                                   Quarter ended
                                                     March 31,
                                                --------------------
                                                  1997       1996
                                                --------   --------
Net income applicable to common shares          $ 40,030   $  6,077
                                                ========   ========
Shares:
   Average shares issued and outstanding (after
   giving effect to the Recapitalization)         73,920     65,403

   Exercise of certain stock options with the
   Offering                                            -      3,949

   Incremental shares applicable to stock options
   outstanding after the exercise of certain
   stock options with the Offering                 4,637      4,624

   Shares issued pursuant to the Offering              -      4,559
                                                --------    --------
Weighted average common and common equivalent
shares outstanding                                78,557     78,535
                                                ========    ========

Net income per common and common equivalent
share                                           $    .51   $    .08
                                                ========    ========

Note: Shares and stock options issued prior to October 16, 1996, date of the Offering (see Note 10 to the consolidated financial statements included in the 1996
       Annual Report to Stockholders) are treated as outstanding for all reported periods.